Exhibit 4.13

CERTAIN CONFIDENTIAL INFORMATION IN THIS EXHIBIT WAS OMITTED BY MEANS OF MARKING SUCH INFORMATION WITH BRACKETS (“[***]”) BECAUSE THE IDENTIFIED CONFIDENTIAL INFORMATION IS NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL

SUBLICENSE AGREEMENT

NeoIndicate LLC – Radiopharm Theranostics Limited

This Sublicense Agreement (hereinafter “Agreement”) entered into as of this 7th day of June, 2022 (“Effective Date”) by and between NeoIndicate LLC, an Ohio limited liability company, having a principal place of business at 52275 Griggs Rd., Wellington, OH 44090 (“NeoIndicate” or “Licensee”) and Radiopharm Theranostics Limited, an Australian corporation, having a principal place of business at Suite 1, Level 3, 62 Lygon St, Carlton South, VIC, 3053 Australia (“RAD” or “Sublicensee”).

WITNESSETH

WHEREAS, pursuant to the terms of a License Agreement entered into between Case Western Reserve University, an Ohio non-profit corporation (“CWRU”) and NeoIndicate on June 6, 2022 (the “CWRU 2022 License”), CWRU has provided a right and license to NeoIndicate to use the Licensed Technology (as defined below);

WHEREAS, under the terms of the License Agreement, NeoIndicate is permitted to sublicense the Licensed Technology; and

WHEREAS, NeoIndicate wishes to grant to Sublicensee, and Sublicensee wishes to obtain, a sublicense to use the Licensed Technology on or in connection with the Licensed Products (as defined below) in the Territory (as defined below).

NOW THEREFORE, in consideration of the mutual covenants contained herein and intending to be legally bound hereby, the parties agree as follows:

1.	DEFINITIONS

1.1 The term “Biological Materials” shall mean any biological materials created through use of any Licensed Technology or supplied by CWRU together with any Progeny, or Unmodified Derivatives thereof created by Licensee or Sublicensee. CWRU may supply Biological Materials to Licensee and/or Sublicensee pursuant to a separate materials transfer agreement to be negotiated in good faith by the parties that, among other terms, will incorporate the license terms of this Agreement by reference.

1.2 The term “Clinical Trial” shall mean the use of a Licensed Product(s) in human subjects in accordance with 21 C.F.R. Part 312.

1.3 The term “Copyrights” shall mean CWRU’s copyrights in the Licensed Technology.

1.4 The term “Cumulative Aggregate Gross Sales” shall mean the total Revenues received from the manufacture, use or Disposition of Licensed Products. Cumulative Aggregate Gross Sales shall be calculated inclusive of any gross sales recorded under the sublicense.

1.5 The term “Derivative” shall mean intellectual property developed by Licensee and/or Sublicensee, which includes, or is based in whole or in part on, the Licensed Technology, including, but not limited to Licensee-created and/or Sublicensee-created modifications or enhancements. Licensee and/or Sublicensee shall be entitled to establish all proprietary rights for itself in the intellectual property represented by Derivatives (but not the Licensed Technology incorporated therein which is not itself a Derivative), whether in the nature of trade secrets, copyrights, patent applications, patents or other rights, provided (a) that Derivatives shall be considered Licensed Technology and subject to the terms of this Agreement, including but not limited to, Royalties, and Field of Use, and (b) Derivatives may not be made, used, or disposed of prior to the end of the Term, unless the License granted under 2.1 of this Agreement is then in effect. CWRU, and any non-profit health care institutions affiliated with CWRU, shall have the right to use Derivatives for research, educational, academic and administrative purposes. If this Agreement terminates or is terminated before the term specified in Section 3 all right, title, and interest in Derivatives shall be transferred to CWRU.

1.6 The term “Diagnostic Licensed Product” shall mean any product, service and/or process which constitutes, is based on, incorporates or utilizes, wholly or in part, Licensed Technology, any and all Derivatives and/or any and all Biological Materials and is used to diagnose or monitor human disease.

1.7 The term “Dispose” or “Disposition” shall mean the sale, lease or other transfer of Licensed Product(s).

1.8 The term “Dollar”, “U.S. Dollar” and “U.S. $” shall mean lawful money of the United States of America.

1.9 The term “Exploratory IND” or “eIND” shall mean an exploratory investigational new drug application submitted to the FDA under 21 CFR Part 312.

1.10 The term “FDA” shall mean the U.S. Food & Drug Administration or equivalent outside the U.S.

1.11 The term “First Commercial Sale” shall mean, with respect to any Licensed Product, the first sale for which revenue has been recognized by NeoIndicate (or its affiliates or sublicensees) for the purpose of determining either Gross Sales or Net Sales for use or consumption by the general public of such Licensed Product in any country in the Territory after all required Regulatory Approvals have been granted in such country.

1.12 The term “Field of Use” shall mean use of PTPmu radionuclides for imaging and treatment of brain cancer.

1.13 The term “Fiscal Quarter” or “Quarter” shall refer to the normal quarterly accounting periods of Licensee; if Licensee does not have normal quarterly accounting periods, then “Fiscal Quarters” shall mean the calendar three months periods commencing with January of each year.

1.14 The term “Foreign Equivalent” shall mean the performance or occurrence of activities in non-U.S. jurisdictions similar to the performance or occurrence of activities in the United States covered by the terms “Clinical Trial,” “Initiate Phase I Clinical Trial,” “Phase II Clinical Trial,” “Initiate Phase II Clinical Trial,” “Phase III Clinical Trial,” “Initiate Phase III Clinical Trial,” “IND” and “Regulatory Approval,” as each such term is defined in this Article.

1.15 The term “Gross Sales” shall mean the overall sales.

1.16 The term “IND” shall mean an Investigational New Drug application submitted to the FDA under 21 C.F.R. Part 312 or equivalent outside the U.S.

1.17 The term “Initiate Phase I Clinical Trial” shall mean the date a human subject is first enrolled in a Phase I Clinical Trial.

1.18 The term “Initiate Phase II Clinical Trial” shall mean the date a human subject is first enrolled in a Phase II Clinical Trial.

1.19 The term “Initiate Phase III Clinical Trial” shall mean the date a human subject is first enrolled in a Phase III Clinical Trial.

1.20 The term “Launch” shall mean the same as Product Launch.

1.21 The term “Licensed Product” or “Product” shall mean any product, service and/or process which constitutes, is based on, incorporates or utilizes, wholly or in part, Licensed Technology, any and all Derivatives and/or any and all Biological Materials.

1.22 The term “Licensed Technology” or “Technology” shall mean (i) the technology described in Attachment A on an “as is” basis on the Effective Date; (ii) the trade secrets, know-how, design architecture and the software and algorithm related to the technology described in Attachment A, including related code and related Copyrights, on an “as is” basis on the Effective Date; (iii) any claims issuing on Patents covering the foregoing parts i or ii; (iv) Derivatives; and (v) Biological Materials.

1.23 The term “Licensee” shall mean NeoIndicate LLC and its independent contractors. The term “Sublicensee” shall mean Radiopharm Theranostics Limited.

1.24 The term “Market Exclusivity Period” shall mean any exclusive marketing rights granted by the FDA or another regulatory agency, considered on a country by country basis in the Territory for a specified period based on Regulatory Approval of a Licensed Product, including but not limited to exclusive marketing rights as may be granted under New Product Exclusivity, Orphan Drug Exclusivity and/or Pediatric Exclusivity.

1.25 The term “Net Sales” shall mean the total Revenues received from the manufacture, use or Disposition of Licensed Products, less the total of all:

a.	discounts allowed in amounts customary in the trade;

b.	sales tariffs, duties and/or taxes imposed on the Licensed Products;

c.	outbound transportation prepaid or allowed; and

d.	amounts allowed or credited on returns.

No deduction shall be made for commissions paid to individuals (whether independent sales agents or persons regularly employed by Licensee).

For clarity, Net Sales shall not include any transfers of supplies of Licensed Product for Licensee and/or Sublicensee’s use in clinical trials, preclinical studies or other research or development activities solely related to the Licensed Products. Notwithstanding the foregoing, any payment or compensation resulting from transfers of supplies of Licensed Products for use in clinical trials or preclinical studies in combination with any Third Party product or service will be considered Net Sales and royalties shall be calculated and paid pursuant to this Agreement.

1.26 The term “New Product Exclusivity” shall mean and refer to any exclusivity granted by (i) the FDA pursuant to § 505(c)(3)(E) or § 505(j)(5)(F) of the FDC Act or § 351(k) of the PHS Act or (ii) any equivalent exclusivity granted by the applicable government agencies authorized to grant Market Exclusivity in a country or territory.

1.27 The term “Optional Fields of Use” shall mean use of PTPmu radionuclides for imaging and treatment of:

a)	breast cancer

b)	ovarian cancer

c)	prostate cancer

d)	lung cancer

e)	skin cancer

f)	any other cancer types not listed in 1.27 a-e.

1.28 The term “Orphan Drug Exclusivity” shall mean and refer to any exclusivity granted by the FDA to the sponsor of a marketing application for a designated orphan drug in the rare disease or condition for which the drug was designated, or for select indications or uses within the rare disease or condition for which the orphan drug was designated pursuant to 21 C.F.R. § 316.31 or any equivalent exclusivity granted by the applicable government agencies authorized to grant Market Exclusivity in a country or territory.

1.29 The term “Patent(s)” shall mean any patent, continuation, continuation-in-part, divisional, or reissue in the U.S.A. or in any other country, which issues to CWRU and is based on intellectual property in existence at the date of the signing of this Agreement on Attachment A or which issues to NeoIndicate and constitutes a Derivative.

1.30 The term “Pediatric Exclusivity” shall mean and refer to any exclusivity granted by the FDA for pediatric studies pursuant to § 505A of the FDC Act or any equivalent exclusivity granted by the applicable government agencies authorized to grant Market Exclusivity in a country or territory.

1.31 The term “Phase I Clinical Trial” shall mean a Clinical Trial of a Licensed Product in which human subjects are exposed to or treated with such Licensed Product primarily for the purpose of evaluating safety and tolerability.

1.32 The term “Phase II Clinical Trial” shall mean a Clinical Trial either (i) designed to provide a preliminary evaluation of the activity or effectiveness, common short-term side effects, risks, or other characteristics of a Licensed Product for particular indications; or (ii) as otherwise indicated as being a Phase II Clinical Trial in its protocol.

1.33 The term “Phase III Clinical Trial” shall mean the agreement by the FDA and the Licensee that a Clinical Trial which the FDA and Licensee agree is “adequate and well-controlled” as those terms are defined in 21 C.F.R. § 314.126 in its design and conduct to demonstrate whether a Licensed Product(s) has sufficient safety and effectiveness as necessary for BLA Approval of such Licensed Product(s).

1.34 The term “Prime Rate” shall mean the interest rate per annum announced from time to time by Key Bank, Cleveland, Ohio, as its prime rate.

1.35 The term “Product Launch” shall mean the initial delivery to an end user of a Licensed Product(s) that is subject to, and in accordance with, a Regulatory Approval for such Licensed Product(s).

1.36 The term “Progeny” shall mean an unmodified descendant of Biological Material, such as virus from virus, cell from cell, or organism from organism, and any immediate or remote progeny of or descendant from organisms or cell lines containing the same genetic mutation(s) or lesion(s) as the Biological Material.

1.37 The term “Regulatory Approval” or “Approval(s)” shall mean FDA approval or Foreign Equivalent that is necessary for the commercial sale of a Licensed Product in the Field of Use in the applicable country or regulatory jurisdiction.

1.38 The term “Revenue” shall mean the U.S. Dollar value of all consideration realized by Licensee for the Disposition of Licensed Product(s).

1.39 The term “Royalties” shall mean Disposition royalties which are calculated as a percentage of Net Sales and will be payable by NeoIndicate to CWRU under the provisions of this Agreement.

1.40 The term “Sublicense Fees” shall mean any consideration due from Sublicensee relating to the sublicense, except that it shall not include the following: (i) royalties received by Sublicensee on sales of Licensed Products (instead, such sales will be included in Net Sales and NeoIndicate will be entitled to such royalties); (ii) payments for sponsored research and/or development activities valued at the actual direct cost of such activities on a fully burdened basis (including reasonable margin for overhead); (iii) payments of patent expenses; and (iv) fair market value equity purchases in Licensee.

1.41 The term “Therapeutic Licensed Product” shall mean any product, service and/or process which constitutes, is based on, incorporates or utilizes, wholly or in part, Licensed Technology, any and all Derivatives and/or any and all Biological Materials and is used to treat or cure human disease.

1.42 The term “Territory” shall mean the entire world.

1.43 The term “Third Party(ies)” shall mean any party other than Sublicensee, NeoIndicate or CWRU.

1.44 The term “Unmodified Derivative” shall mean substances created by NeoIndicate and/or Sublicensee, which constitute an important unmodified functional sub-unit or expression product of Biological Material, e.g., subclones of unmodified cell lines, purified or fractionated sub-sets of Biological Material such as novel plasmids or vectors, proteins expressed as DNA or RNA, or antibodies secreted by a hybridoma.

1.45 The term “Year” refers to contract years of the CWRU 2022 License, i.e., a 12-month period starting with the date (or anniversary) of the Effective Date of the CWRU 2022 License.

2.	SUBLICENSE GRANT

2.1 NeoIndicate hereby grants to Sublicensee, and Sublicensee hereby accepts, an exclusive, world- wide, terminable (in accordance with this Agreement) right and license, with the right to grant sublicenses to use the Licensed Technology to make, have made, use and Dispose of Licensed Products and to create Derivatives and/or Biological Materials for the Field of Use.

2.2 (a) Sublicensee shall have the right to grant sublicenses as follows provided that the terms and conditions of any sublicense of Sublicensee’s rights which may be permitted hereunder shall be consistent with this Agreement, in writing, contain terms that do not exceed the scope of rights granted under this Agreement, and Sublicensee shall be liable for any of its sublicensee’s acts or omissions that would constitute a breach of this Agreement as if such action or inaction were that of Sublicensee: (i) for any second tier sublicense, the first tier sublicensee may grant sublicenses to (x) any Qualified Sublicensee without the prior written consent of CWRU and NeoIndicate, or (y) any other Third Party sublicensee with the prior written consent of CWRU and NeoIndicate (which consent shall not be unreasonably withheld, conditioned or delayed), and (ii) for any additional Third Party sublicensee, Sublicensee or another Third Party sublicensee may grant sublicenses only with the written consent of CWRU and NeoIndicate (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that any sublicenses granted pursuant to any agreement entered into by or on behalf of Sublicensee or any permitted sublicensee with one or more Third Parties performing services or any other type of work on behalf of Sublicensee or such permitted sublicensee, including contract manufacturers, contract research organizations, academic researchers, distributors, contract sales organizations or any other entity or person providing research, manufacturing, distribution or other services (collectively, “Contractors”) shall not be considered a sublicense for which Sublicensee or any permitted sublicensee will be required to obtain the prior consent of CWRU and NeoIndicate before entering into such agreement and shall not count toward the number of tiers granted under this Section 2.2, but clause (iii) of Section 2.2(b) shall apply to any agreement with any such Contractor. For purposes of this Section 2.2, the term “Qualified Sublicensee” shall mean a Third Party pharmaceutical company with a public market capitalization of $200 million or more. For private companies, the sublicensee will provide due diligence, financial information, and relevant information about the sublicense with respect to the potential second tier sublicensee and CWRU and NeoIndicate will review the information within ten (10) business days and provide a response.

(b) The following terms shall apply to each sublicense granted by Sublicensee (or its permitted sublicensee) : (i) the sublicensee agrees to abide by and be subject to all the terms and provisions of this Agreement applicable to Sublicensee; (ii) notwithstanding the sublicense grant by Sublicensee (or a sublicensee), the sublicense terms may not circumvent the payment obligations to CWRU or NeoIndicate set forth in this Agreement and the economic return to CWRU and NeoIndicate from the Disposition of Licensed Products may not be less than the economic returns would be if such Disposition had been by Sublicensee; (iii) in the event any sublicensee (or any entity or person acting on its behalf) initiates any proceeding or otherwise asserts any claim challenging the validity or enforceability of any Patent in any court, administrative agency or other forum, Sublicensee shall, upon written request by CWRU and NeoIndicate, terminate forthwith the sublicense agreement with such sublicensee, and the sublicense agreement shall provide for such right of termination by Sublicensee; (iv) the sublicense agreement shall provide that, in the event of any inconsistency between the License agreement and this Agreement, the License Agreement shall control; (v) Sublicensee remains fully liable for the performance of its and its sublicensee’s obligations hereunder; (vi) Sublicensee notifies CWRU and NeoIndicate of any proposed grant of a sublicense and provides to CWRU and NeoIndicate, upon request, a copy of any proposed sublicense agreement seven (7) business days prior to execution thereof; and (vii) no such sublicense or attempt to obtain a sublicensee shall relieve Sublicensee of its obligations under Section 4 hereof, nor relieve Sublicensee of its obligations to pay CWRU and NeoIndicate any and all sublicense fees, royalties and other payments due under the Agreement. In addition, sublicensee shall also provide CWRU and NeoIndicate with a copy of the executed sublicense within seven (7) days after its execution.

2.3 Sublicensee shall have for a period of forty-eight (48) months from the Effective Date of the CWRU 2022 License (the “Option Period”) an exclusive option (the “Option”) to extend the Field of Use to include one or more of the Optional Field(s) of Use listed in 1.27. The manner by which Sublicensee shall exercise of the Option shall be by delivering to Licensee written notice to such effect. Thereafter, for each Optional Field of Use elected after the Effective Date, the aforementioned Option Period for the remaining fields in 1.27 shall be extended by an additional twenty-four (24) months, for up to a period of time not to exceed ten (10) years from the Execution Date. During such Option Period, CWRU shall not negotiate a license to the Licensed Technology in the Optional Field(s) of Use with any Third Party.

2.4 Election. Once NeoIndicate has received notice from Sublicensee of an intent to extend the Field of Use, Licensee shall exercise the Option during the Option Period by delivering in one or more parts to CWRU: (i) written notice of the Optional Field(s) of Use which Licensee intends to incorporate into the Field of Use (the “Option Notice”), (ii) a completed and partially executed version of Appendix B for each Optional Field in question, and (iii) payment of a Fifty Thousand Dollar ($50,000) Option Exercise Fee for each Optional Field indicated in the Option Notice, Forty-Five Thousand Dollars ($45,000) of which will be provided to CWRU. Licensee and Sublicensee will thereafter be obligated to meet the milestones contained in the fully executed Election of Additional Fields of Use Amendment.

2.5 In addition to, and not in limitation of, the rights granted in Section 2.1, Neoindicate hereby grants to Sublicensee, and Sublicensee hereby accepts, an exclusive, world-wide right to use the Licensed Technology to conduct non-clinical research, including non-clinical research for educational purposes and for the purpose of exploring and evaluating the Optional Fields of Use during the Option Period.

2.6 CWRU, and any non-profit health care institutions affiliated with CWRU, shall have and Sublicensee grants to CWRU the perpetual, worldwide, irrevocable right to make, have made, use, and import, free of charge, any product or process, developed by Sublicensee which contains or is based on any of Licensed Technology, and/or Derivatives, for research (including but not limited to clinical research by itself or in conjunction with a healthcare institution), educational, academic, or administrative purposes.

2.7 No provision of this Agreement shall restrict CWRU’s ability to conduct further research and development in the area of Licensed Technology or other areas.

2.8 All Licensed Products shall be manufactured, sold and performed by Sublicensee in compliance with all applicable governmental laws, rules and regulations. Sublicensee shall keep Neoindicate fully informed of, and shall move expeditiously to resolve, any complaint by a governmental body relevant to Licensed Products, except for complaints subject to the Section of this Agreement entitled “Infringement”.

2.9 If Licensed Technology was supported under a United States Government funding agreement, then (a) the United States Government has been or will be granted licensing rights as required under the terms of those federal agreements, (b) all rights and requirements of the United States Government and others under Public Law 96-517, and Public Law 98-620, including but not limited to government purpose license, march-in rights, and obligations to provide materials to other researchers shall remain and shall in no way be affected by this Agreement and any right granted in this Agreement greater than that permitted under Public Law 96-517, or Public Law 98-620, shall be subject to modification as may be required to conform to the provisions of those statutes, and (c) products sold in the United States of America, embodying or produced through use of Licensed Technology, will be manufactured substantially in the United States of America, unless a waiver has been obtained from the federal funding agency under whose funding agreement the Licensed Technology was generated.

2.10 Retained Rights to the Licensed Technology. Notwithstanding the license granted in this Agreement, CWRU, and any non-profit health care institutions affiliated with CWRU, shall retain all rights to use the Licensed Technology for non-commercial research (including but not limited to clinical research by itself or in conjunction with a healthcare institution), educational, academic, or administrative purposes, even in the Field of Use.

2.11 Supply of Research Materials. Subject to a materials transfer and confidentiality agreement to be negotiated in good faith by the parties, Sublicensee will provide to Neoindicate and/or CWRU at the expense of Neoindicate and/or CWRU reasonable quantities of all research materials produced, or in the future developed, by the Sublicensee for the use by CWRU in a manner consistent with Section 2.10 above. CWRU shall not use such research materials in a manner detrimental to the Licensee’s and/or Sublicensee’s legitimate commercial interests in the Licensed Technology granted under this Agreement or transfer such research materials to any Third Party(ies) obtained under this Section 2.10 without the prior written consent of the Sublicensee. Commercializing or seeking to commercialize such research materials and their derivatives within the Field of Use shall be deemed “detrimental to the Licensee’s and/or Sublicensee’s commercial interests” within the intent of this Section.

2.12 Right of First Preference for CWRU-based Clinical Studies. Sublicensee will use commercially reasonable efforts to ensure that, under financial terms that are customary and reasonable and in accordance with the Sublicensee’s standard clinical research terms, CWRU and its affiliated hospitals have, subject to applicable FDA and governmental regulations and policies pertaining to conflicts, a right of first preference in the United States: (i) to conduct the initial clinical study; (ii) to be included in all subsequent clinical studies of the Licensed Product(s); and (iii) to be the first centers to use the Licensed Product(s) as commercial products in the care of human patients. For clarity, the right of first preference under this Section 2.12 does not apply to clinical trials performed outside of the United States.

(a) The Licensee and Sublicensee shall offer CWRU the preference rights specified in Sections 2.12 (i) and 2.12 (iii) above before approaching any Third Party(ies). If the Licensee and Sublicensee and CWRU cannot agree on the financial terms associated with each such preference right within thirty (30) days of commencement of discussions, the Licensee shall have the right to negotiate with other Third Party(ies) regarding such initial clinical studies.

(b) With the exception of the preference right specified in Section 2.12, none of the rights specified in Section 2.12 granted CWRU prohibit the Licensee and/or Sublicensee from negotiating with Third Party(ies) in connection with conducting clinical studies of the Licensed Product(s).

3.	TERM OF THIS AGREEMENT

The term of this Agreement shall conclude at the end of twenty (20) years from the Effective Date of the CWRU 2022 License, or on the expiration date of the last-to-expire Patent listed on Attachment A, or on the expiration date of the last-to-expire Market Exclusivity period, whichever comes later (the “Term”), unless otherwise terminated pursuant to another provision of this Agreement.

4.	DUE DILIGENCE

4.1 Sublicensee shall use good faith diligent and reasonable efforts to effect introduction of Licensed Technology into the commercial market as soon as possible; thereafter, until the termination of this Agreement, Sublicensee shall use commercially reasonable efforts to market and maintain reasonable availability of the Licensed Technology for distribution to, and use by, the public.

4.2 Sublicensee shall, at a minimum, achieve the following milestones (“Diligence Milestones”):

(a) Diagnostic Licensed Product Milestones

1)	Within thirty (30) months of the Effective Date, Licensee shall submit an IND application to the FDA for a Diagnostic Licensed Product. Licensee shall provide CWRU with a copy of any IND applications with thirty (30) days of submission to the FDA.

2)	Within thirty-six (36) months of the Effective Date, Licensee shall initiate a Phase I Clinical Trial (or Foreign Equivalent) of a Diagnostic Licensed Product.

3)	Within sixty (60) months of the Effective Date, Licensee shall initiate Phase II Clinical Trials (or Foreign Equivalent) of a Diagnostic Licensed Product if necessary.

4)	Within ninety-six (96) months of the Effective Date, Licensee shall initiate a Phase III Clinical Trial (or Foreign Equivalent) of a Diagnostic Licensed Product if necessary.

5)	Within eleven (11) years of the Effective Date, Licensee shall submit an NDA or other marketing application (or Foreign Equivalent) of a Diagnostic Licensed Product. Licensee shall provide CWRU with a copy of the submission within (30) days of submission to the FDA.

6)	On or before the sixth (6) month after receipt of NDA or other marketing application approval (or Foreign Equivalent), but no later than the twelfth (12th) year anniversary of the Effective Date, launch a Diagnostic Licensed Product.

(b) Therapeutic Licensed Product Milestones

1)	Within thirty (30) months of the Effective Date, Licensee shall submit an IND application to the FDA for a Therapeutic Licensed Product. Licensee shall provide CWRU with a copy of any IND applications with thirty (30) days of submission to the FDA.

2)	Within thirty-six (36) months of the Effective Date, Licensee shall initiate a Phase I Clinical Trial (or Foreign Equivalent) of Therapeutic Licensed Product.

3)	Within sixty (60) months of the Effective Date, Licensee shall initiate Phase II Clinical Trials (or Foreign Equivalent) of a Therapeutic Licensed Product.

4)	Within ninety-six (96) months of the Effective Date, Licensee shall initiate a Phase III Clinical Trial (or Foreign Equivalent) of a Therapeutic Licensed Product.

5)	Within eleven (11) years of the Effective Date, Licensee shall submit an NDA or other marketing application (or Foreign Equivalent) of a Therapeutic Licensed Product. Licensee shall provide CWRU with a copy of the submission within (30) days of submission to the FDA.

6)	On or before the sixth (6) month after receipt of NDA or other marketing application approval (or Foreign Equivalent), but no later than the twelfth (12th) year anniversary of the Effective Date, launch a Therapeutic Licensed Product.

(c) Sublicensee shall have quarterly meetings with NeoIndicate and/or CWRU to provide updates on progress toward Sublicensee’s Diligence Milestones, fundraising, and commercialization planning for Licensed Products.

(d) Sublicensee shall provide an annual written report providing updates on Sublicensee’s progress toward completion of the Milestone(s) and other business development and commercialization progress of NeoIndicate toward a Licensed Product’s commercialization.

Within thirty (30) days of completion of a Milestone, Licensee shall deliver written notice to CWRU indicating that such Milestone has been met.

4.3 Sublicensee’s default in performance in accordance with Section 4 herein shall be grounds for NeoIndicate to terminate this Agreement pursuant to the Section entitled “Termination.”

5.	ROYALTIES OR PAYMENTS

5.1 Royalties payable by Sublicensee to NeoIndicate on Licensed Products shall be:

(a) For a Diagnostic Licensed Product: The royalty rate shall equal five percent (5%) of annual Net Sales prior to the expiration of the last to expire Patent and then two and a half percent (2.5%) of Net Sales thereafter during the Term.

(b) For a Therapeutic Licensed Product: The royalty rate shall equal [***] of annual Net Sales below One Hundred Million Dollars ($100,000,000.00), prior to the expiration of the last to expire Patent and then [***] of Net Sales thereafter during the Term.

(c) The Royalty shall equal [***] of annual Net Sales above One Hundred Million Dollars ($100,000,000.00) prior to the expiration of the last to expire Patent and [***] of Net Sales thereafter during the Term.

5.2 Sublicensee shall pay NeoIndicate an upfront payment of [***] within ten (10) days of the execution of this Agreement, and an additional payment of [***] within ten (10) days of the issuance of the first patent in the U.S. or E.U. based on U.S Patent Application No. 16/608,021. For the avoidance of doubt, the payments referenced in this Section 5.2 shall not be considered Non Royalty Sublicensing Income (“NRSI”) that NeoIndicate is required to pay a percentage of to CWRU.

5.3 Sublicensee shall pay Licensee an Annual License Maintenance Fee of [***] per year beginning in 2023, and payable annually no later than March 31, until Licensee obtains Regulatory Approval of the Therapeutic Licensed Product.

5.4 Upon Licensee’s receipt of Regulatory Approval for the Therapeutic Licensed Product, Sublicensee shall pay an Annual Minimum Royalty to Licensee of [***] per year (“Annual Minimum Royalty”), payable annually following the second calendar year post Regulatory Approval for the Therapeutic Licensed Product. The Annual Minimum Royalty shall be credited against the Royalties payable in a Year.

5.5 Annual Minimum Royalty payments are to be adjusted by the cumulative percentage change in the CPI-W Consumer Price Index between the December preceding the Effective Date and the December preceding the date on which the payment in question is payable and subject to CWRU making such an adjustment under the CWRU 2022 License.

5.6 Sublicense Fees. Sublicensee shall pay to Licensee the following Sublicense Fees: (a) where an agreement by which sublicensee grants a license to the Licensed Technology becomes effective before Phase 2 Therapeutic: [***], and (b) where an agreement by which sublicensee grants a license to the Licensed Technology becomes effective after Phase 2 Therapeutic: [***].

5.7 Milestone Payment Amounts. The Sublicensee will make a one-time payment on a Licensed Product by Licensed Product basis to NeoIndicate within thirty (30) days of each occurrence of the achievement of a Milestone as follows:

(a) Diagnostic Licensed Product Milestone Payments:

DIAGNOSTIC LICENSED PRODUCT(S) MILESTONE	MILESTONE PAYMENT AMOUNT
eIND or IND Diagnostic approval	$75,000
First dose of Diagnostic in Phase I anywhere in world	$75,000
First dose of Diagnostic in Phase II anywhere in world	$150,000
First dose of Diagnostic in Phase III anywhere in world	$300,000
US FDA Regulatory Approval Diagnostic	$1,000,000
Outside of US Regulatory Approval Diagnostic	$500,000
Upon first reaching cumulative aggregate gross sales of $25M Diagnostic	$750,000
Upon first reaching cumulative aggregate gross sales of $100M Diagnostic	$3,000,000
Upon first reaching cumulative aggregate gross sales of $250M Diagnostic	$7,500,000
Upon first reaching cumulative aggregate gross sales of $500M Diagnostic	$15,000,000
Upon first reaching cumulative aggregate gross sales of $1 Billion Diagnostic	$30,000,000
Upon first reaching cumulative aggregate gross sales of $2 Billion Diagnostic	$60,000,000

(b) Therapeutic Licensed Product Milestone Payments:

THERAPEUTIC LICENSED PRODUCT(S) MILESTONE	MILESTONE PAYMENT AMOUNT
eIND or IND approval of therapeutic	$100,000
First dosing Therapeutic of patients in Phase I anywhere in world	$100,000
First dosing Therapeutic of patients in Phase II anywhere in world	$200,000
First dosing Therapeutic of patients in Phase III anywhere in world	$500,000
US FDA Approval Therapeutic	$2,000,000
Outside of US Regulatory Approval Therapeutic	$1,000,000
Upon first reaching cumulative aggregate gross sales of $25M Therapeutic	$1,000,000
Upon first reaching cumulative aggregate gross sales of $100M Therapeutic	$5,000,000
Upon first reaching cumulative aggregate gross sales of $250M Therapeutic	$10,000,000
Upon first reaching cumulative aggregate gross sales of $500M Therapeutic	$20,000,000
Upon first reaching cumulative aggregate gross sales of $1 Billion Therapeutic	$40,000,000
Upon first reaching cumulative aggregate gross sales of $2 Billion Therapeutic	$80,000,000

This Section shall be construed as requiring separate Milestone payments for each and every Licensed Product that is subject to a Clinical Trial, Regulatory Approval, and/or Product Launch and shall not be construed as limiting the number of times each Milestone can be achieved and for which payment is required. For example, $25,000 shall be paid to NeoIndicate for each Therapeutic Phase I Clinical Trial that is initiated. Notwithstanding the foregoing, in the event that a Phase I Clinical Trial must be re-done for the same Licensed Product, Sublicensee shall not owe NeoIndicate a second Milestone Payment.

5.8 Milestone Cure. If the Sublicensee fails to achieve any Diligence Milestone under Section 4.2, the Sublicensee has the right to cure such failure as provided under Section 11.2 of this Agreement. Upon expiration of the pertinent cure period, and in lieu of termination, NeoIndicate, at its sole option and upon sixty (60) days prior written notice, may convert the Sublicensee’s exclusive sublicense under this Agreement into a non-exclusive sublicense and may grant non-exclusive sublicenses and other rights to the Licensed Technology to Third Parties, even in the Field of Use, whether such Third Parties are commercial entities, academic institutions or other persons.

5.9 Royalty if Sublicensee Challenges the Patent(s). Notwithstanding the above, should Sublicensee bring an action seeking to invalidate any Patent included in the Licensed Technology, Sublicensee will pay Royalties directly to NeoIndicate at the rate of [***] of Net Sales during the pendency of such action. These Royalties shall not be refundable. Moreover, should the outcome of such action determine that any claim of a Patent(s) challenged by Sublicensee is both valid and infringed by a Licensed Product, Sublicensee will pay Royalties at the rate of [***] of Net Sales thereafter. Further, during the pendency of any action seeking to invalidate any Patent(s) included in the Licensed Technology, Sublicensee shall not pay Royalties into any escrow or other similar account but shall continue to pay amounts due to NeoIndicate.

6.	PAYMENT TERMS

6.1 Royalties shall be paid by Sublicensee to NeoIndicate, as defined in the Section entitled “Royalties” for each Fiscal Quarter during the Term within sixty (60) days of the end of such Fiscal Quarter, until this Agreement expires or is terminated in accordance with the terms of this Agreement, except that Sublicensee shall be entitled to pay the portion of the Royalties payable to CWRU under the CWRU 2022 License directly to CWRU. If this Agreement terminates before the end of a Fiscal Quarter, the payment for that terminal fractional portion of a Fiscal Quarter shall be made within ninety (90) days of the date of termination of this Agreement.

6.2 All payments hereunder shall be paid in U.S. Dollars and shall be made by wire transfer to NeoIndicate’s account at Key Bank (account number provided as needed), or by Sublicensee’s check sent in accordance with the Section entitled “Notices.” And in the case of payments made to CWRU, to CWRU’s account No. 010-104-2963, CWRU Ref. No. A2022- 16995 at Key Bank’s Cleveland office, or by Licensee’s check sent in accordance with the Section entitled “Notices”.

6.3 All payments, including but not limited to Royalties, Annual License Maintenance Fees, Annual Minimum Royalties, Sublicensing Fees, and Milestone Payments payable hereunder which are overdue shall bear interest until paid at a rate equal to the Prime Rate in effect at the date such payments were due plus four percent (4%) per annum, but shall in no event exceed the maximum rate of interest permitted by applicable law. This provision for interest shall not be construed as a waiver of any rights CWRU or NeoIndicate has as a result of Sublicensee’s failure to make timely payment of any amounts.

7.	REPORTS AND AUDITS

7.1 Sublicensee shall report Quarterly to NeoIndicate its Net Sales and Revenues, which are subject to Royalty payments.

7.2 No later than sixty (60) days after June 30 of each calendar year, Sublicensee shall provide to NeoIndicate a written annual progress report (“Progress Report”) describing progress on research and development, regulatory approvals, manufacturing, sublicensing, marketing and sales during the most recent twelve (12) month period ending June 30 and plans for the forthcoming year. If multiple Licensed Products are being developed, the Progress Report shall provide the information set forth above for each Licensed Product.

7.3 No later than thirty (30) days after the completion of a Diligence Milestone, Sublicensee shall provide to NeoIndicate a written report on the completion of said Diligence Milestone.

7.4 Sublicensee shall maintain accurate books and records such that the Royalties due and payable hereunder can be easily ascertained. Such books and records shall be maintained at Sublicensee’s principal place of business and shall be available for inspection by NeoIndicate or its representatives during the normal business day upon not less than ten (10) days prior written notice, provided that NeoIndicate or its representatives agree to protect the confidentiality of the information as to the customers of Sublicensee.

7.5 Sublicensee shall make available Sublicensee’s books and records for audit by an accounting firm or representative of NeoIndicate’s selection upon reasonable advance notice and at a mutually agreed upon time, and Sublicensee agrees to cooperate fully in any such audit, provided that the auditors agree to protect the confidentiality of the information as to the customers of Sublicensee. Any such audit shall not be more frequent than annually. In the event that such audit determines that the amount of Royalties paid to Neoindicate was in error by more than five (5%) percent, Sublicensee shall pay the costs of the audit.

8.	IMPROVEMENTS AND COLLABORATIONS

8.1 Discussion of technical matters with each other by the parties will not create any rights to ownership of patents, copyrights, mask work rights, trade secrets or other intellectual property rights in solutions to the problem developed solely by employees or agents of the other party hereto.

8.2 Sublicensee will own all of the right, title and interest (including patents, copyrights, mask work rights, trade secrets and any other intellectual property rights, but excluding Patents) in and to the results of the collaboration between the parties that are developed solely by Sublicensee employees or agents.

8.3 Licensee will own all of the right, title and interest (including patents, Patents, copyrights, mask work rights, trade secrets and any other intellectual property rights) in and to the results of the collaboration between the parties that are developed solely by Licensee employees or agents.

8.4 CWRU will own all of the right, title and interest (including patents, Patents, copyrights, mask work rights, trade secrets and any other intellectual property rights) in and to the results of the collaboration between the parties that are developed solely by CWRU employees or agents.

8.5 All intellectual property which results in Patents or Licensed Technology developed jointly by employees or agents of CWRU, Licensee, and Sublicensee, and which are not subject to another agreement such as a sponsored research agreement between CWRU and Licensee and/or Sublicensee, shall be owned by CWRU. Sublicensee may utilize such jointly developed property pursuant to the terms of this License Agreement. CWRU may issue licenses to others regarding such jointly developed property which result in Patents or Licensed Technology, with Licensee’s and Sublicensee’s consent, such consent not to be unreasonably withheld, as long as such licenses do not violate any exclusive license to Licensee or Option to extend the Field of Use then existing under the Section entitled “License Grant”. If any other intellectual property is developed jointly by employees or agents of CWRU, Licensee, and Sublicensee which would not constitute a Patent or Licensed Technology and which are not subject to another agreement between CWRU and Licensee, CWRU, Licensee, and Sublicensee shall jointly own (without any duty to account to the other for profits) all right, title and interest (including patents, copyrights, mask work rights, trade secrets, and other intellectual property rights) therein, however, Sublicensee may not independently commercialize or issue any licenses to any Third Party relating to such joint intellectual property without the consent of CWRU or Licensee. If any patentable invention which would not constitute a Patent or Licensed Technology arises out of such joint development by employees or agents of CWRU, Licensee, and Sublicensee, CWRU, Licensee, and Sublicensee will engage in good faith efforts to mutually agree on whether and how to pursue patent, copyright or mask work protection of the invention in the U.S. and elsewhere.

8.6 Except as provided in this Section, nothing herein shall be deemed to grant any license or rights in any other technology in addition to the Licensed Technology.

9.	PATENTS AND OTHER INTELLECTUAL PROPERTY

9.1 CWRU Property. Intellectual property rights to Licensed Technology such as Patent(s), patent(s), and Copyrights which may be obtainable will remain the property of CWRU, subject to the proprietary rights concerning Derivatives provided in Section 1.9. Trademarks existing on the Effective Date of this License Agreement belong to CWRU.

9.2 Sublicensee shall bear all patenting and other intellectual property protection costs for protection of Licensed Technology. Sublicensee will reimburse Licensee all past and future fees and expenses related to such patenting, within thirty (30) days of the receipt of each notification or bill, and in accordance with the payment plan in Section 9.5 below. Should Licensed Technology be further licensed to others by CWRU in other Fields of Use, then (a) the costs of such patenting and other intellectual property protection which are incurred after that point shall be pro-rated among all licenses in proportion to the number of licenses in effect at the time the costs are incurred and (b) the costs of patenting and other intellectual property protection that have been paid by Licensee or other entities which licensed the Licensed Technology after the Effective Date shall be pro-rated by the number of then existing licenses of Licensed Technology and Licensee shall be given a credit against future Royalties due under Section 5.1 for the portion of costs of patenting and other intellectual property protection which Licensee paid beyond its own pro-rata portion determined under the above pro-ration.

9.3 CWRU has applied for, and/or will apply for and prosecute Patent coverage, at Licensee and Sublicensee’s expense, in any country if so requested by Licensee or Sublicensee, for any and all Patents listed in Attachment A, to the extent that such protection is reasonably obtainable. CWRU will provide Licensee and Sublicensee with copies of all pending filings and official correspondence pertaining to the Patents, in sufficient time for Licensee and Sublicensee to comment and recommend changes. CWRU and its attorneys and agents will give reasonable consideration to Licensee and Sublicensee’s comments and recommendations.

9.4 CWRU may, at its option and sole discretion and at its own expense, pursue patent, copyright and/or trademark rights for Licensed Technology in any country for which coverage has not been requested by Licensee in accordance with Subsection 9.3 above. If Licensee does not reimburse CWRU for such fees within thirty (30) days of the receipt of each notification, then Licensee shall have no rights under any Patent in that country.

9.5 Sublicensee shall pay CWRU for all patent costs that CWRU incurred before the Effective Date that relate to the Licenced Technology, shall be by way of 3 equal annual instalments. The first payment is due within sixty (60) days of signing the Sublicense Agreement, but no later than ninety (90) days after the Effective Date.

9.6 Sublicensee shall not contest the validity of the Patents.

9.7 Notwithstanding anything to the contrary in this section 9, the manner by which Sublicensee must reimburse CWRU for all patent costs that CWRU incurred before the Effective Date that relate to the Licenced Technology, shall be by way of 3 equal annual instalments.

10.	MARKINGS, TRADEMARKS AND TRADE NAMES

10.1 Sublicensee shall have included in all sales, marketing literature and invoices relating to Licensed Product, a statement to the effect that “this product or portions thereof is manufactured under license from Case Western Reserve University” and, if applicable, either “Patent Pending” or, if applicable, “U.S. Patent Number US <PATENT NUMBER>.

10.2 Sublicensee shall have marked the appropriate portions of all Licensed Product with any applicable United States of America and foreign Patent numbers in accordance with the applicable laws of the countries in which the materials are intended to be used. Sublicensee shall neither register nor use any CWRU trademarks or trade names.

10.3 Sublicensee acknowledges that it does not have any rights or any title whatsoever in or to CWRU’s technology, trade name or in or to any of CWRU’s trademarks, except as provided under this Agreement. Any reference by Sublicensee to CWRU beyond the above may only be done with express written permission of CWRU’s Executive Director for Technology Management.

11.	TERMINATION

11.1 In the event that Sublicensee defaults in the payment in full of any amount required to be paid under this Agreement on the date such payment is due, in addition to utilizing any other legal and/or equitable remedies, NeoIndicate shall have the right by written notice to Sublicensee after such default either (i) to terminate the exclusivity, if any, of the license hereunder (by amending the word “exclusive” in the License Grant to read “non-exclusive”) without any reduction in any of the payments due from Sublicensee or (ii) to terminate this Agreement. If NeoIndicate terminates this Agreement pursuant to this Section, Sublicensee shall still pay NeoIndicate any Annual Minimum Royalties due for the next Year thereafter, notwithstanding termination of Sublicensee’s rights hereunder. In addition, and subject to Section 1.9, in the event of a termination under this Section, Sublicensee hereby grants to NeoIndicate a fully paid up, perpetual license to use any Sublicensee Patent(s) necessary to practice any Patent(s) for research, educational and/or administrative purposes.

11.2 In the event that either party to this Agreement defaults in the performance of any of its obligations hereunder (other than the defaults referred to in Section 4 (Due Diligence) and Section 11.1. (Termination), hereof) and fails to cure such default within thirty (30) days after written notice of such default from such other party, the other party shall have the right by written notice to the defaulting party within sixty (60) days after the expiration of such thirty (30) day period to terminate this Agreement.

11.3 Sublicensee may terminate this Agreement by giving sixty (60) days written notice to NeoIndicate. In the event that Sublicensee terminates this Agreement pursuant to this Section 11.3, Subicensee shall tender to NeoIndicate the termination fee of fifty thousand Dollars ($50,000), provided the Agreement is terminated for convenience, and shall further pay any amounts due up to the date of termination and owing to NeoIndicate pursuant to this Agreement upon such termination. If Sublicensee terminates this Agreement because the sublicensed Product did not (i) demonstrate safety in animal toxicology studies, or (ii) safety and/or efficacy in a Clinical Trial, in either case that would prohibit the Sublicensed Product from being approved for sale by the FDA or foreign equivalent, then Sublicensee shall not be obligated to pay any termination fee other than amounts previously owed to CWRU or NeoIndicate under this Agreement.

11.4 The termination of this Agreement shall not terminate (i) the obligation of Sublicensee to pay any amounts, which have accrued or which are otherwise to be paid by Sublicensee under the terms of this Agreement, or (ii) the obligations of Sublicensee under the Sections entitled “Reports and Audits,” “Patents and Other Intellectual Property,” “Termination,” “Taxes,” “Confidentiality and Trade Secrets,” “Indemnification,” “Insurance,” “Dispute Resolution,” and “Infringement” hereunder.

11.5 Upon termination of this Agreement, Sublicensee will immediately discontinue any further use of Licensed Technology and discontinue production of any Licensed Products.

12.	TAXES

Sublicensee shall pay all taxes which may be assessed or levied on, or on account of, the Licensed Technology, Licensed Product made, used or Disposed of hereunder and all taxes (other than taxes imposed by the United States of America or the State of Ohio or jurisdictions within such State) levied on or on account of the amounts payable to, or for the account of, NeoIndicate under this Agreement.

13.	NO WARRANTY

A.	ALL LICENSED TECHNOLOGY, INFORMATION, MATERIALS, SERVICES, INTELLECTUAL PROPERTY OR OTHER PROPERTY OR RIGHTS, GRANTED OR PROVIDED BY LICENSEE PURSUANT TO THIS AGREEMENT (“DELIVERABLES”) ARE PROVIDED ON AN “AS IS” BASIS. NEITHER CWRU NOR LICENSEE MAKE ANY WARRANTIES OF ANY KIND, EITHER EXPRESSED OR IMPLIED, AS TO ANY MATTER INCLUDING, BUT NOT LIMITED TO, WARRANTY OF FITNESS FOR PARTICULAR PURPOSE, OR MERCHANTABILITY, EXCLUSIVITY OR RESULTS OBTAINED FROM USE. NEITHER CWRU NOR LICENSEE MAKE ANY WARRANTY OF ANY KIND WITH RESPECT TO FREEDOM FROM PATENT, TRADEMARK, OR COPYRIGHT INFRINGEMENT, OR THEFT OF TRADE SECRETS AND DOES NOT ASSUME ANY LIABILITY HEREUNDER FOR ANY INFRINGEMENT OF ANY PATENT, TRADEMARK, OR COPYRIGHT ARISING FROM THE USE OF DELIVERABLES. SUBLICENSEE AGREES THAT IT WILL NOT MAKE ANY WARRANTY ON BEHALF OF CWRU OR LICENSEE, EXPRESSED OR IMPLIED, TO ANY ENTITY CONCERNING THE APPLICATION OF OR THE RESULTS TO BE OBTAINED WITH DELIVERABLES.

B.	IN NO EVENT SHALL CWRU OR LICENSEE BE LIABLE TO SUBLICENSEE OR ANY THIRD PARTY FOR ANY DIRECT, INDIRECT, SPECIAL, OR CONSEQUENTIAL DAMAGES, INCLUDING, WITHOUT LIMITATION, LOSS OF PROFITS OR INABILITY TO USE SAID INTELLECTUAL PROPERTY OR ANY APPLICATIONS AND DERIVATIONS THEREOF ARISING FROM OR RELATING THIS AGREEMENT AND THE LICENSED TECHNOLOGY ON ANY THEORY OF LIABILITY, WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY OR OTHERWISE, EVEN IF SUBLICENSEE HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

C.	NEITHER CWRU’S NOR LICENSEE’S TOTAL LIABILITY UNDER THIS AGREEMENT OR FOR BREACH THEREOF, WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY OR ANY OTHER LEGAL THEORY, SHALL EXCEED THE TOTAL AMOUNTS PAID TO LICENSEE HEREUNDER. THE LIMITATIONS OF LIABILITY IN THIS SECTION 13 SHALL APPLY NOTWITHSTANDING THE FAILURE OF ESSENTIAL PURPOSE OF ANY LIMITED REMEDY.

14.	COSTS

All costs and expenses incurred by Sublicensee in carrying out Sublicensee’s obligations under this Agreement shall be paid by Sublicensee, and Sublicensee shall not be entitled to reimbursement from Royalties hereunder or otherwise therefor from CWRU. Sublicensee shall possess or obtain at its own expense all necessary licenses and permits and shall comply with all laws, ordinances, rules or regulations applicable to the exportation, use, and/or sale or transfer of the Licensed Product, Licensed Technology and/or Derivatives.

15.	CONFIDENTIALITY AND TRADE SECRETS

15.1 “Confidential Information” shall mean any information relating to the Licensed Technology, the terms of this Agreement (as from time to time amended), Patents, copyrights, algorithms, and software covered by this Agreement or information disclosed to Sublicensee in connection with performance of this Agreement, provided that such information is marked “Confidential” or designated in writing as “Confidential” within thirty (30) days after disclosure to Sublicensee. All such information shall be Confidential Information, including information disclosed to Sublicensee prior to the date of this Agreement, unless such information (i) was already in Sublicensee’s possession prior to the disclosure thereof by CWRU or NeoIndicate as provided in this Section 15.1; (ii) has been published or is published hereafter, unless such publication is a breach of this Agreement; (iii) is received by Sublicensee from a Third Party not under an obligation of confidentiality with respect thereto; or (iv) is independently developed by Sublicensee’s employees who did not have access to Confidential Information. In the event that such information shall be established to have been known to Sublicensee prior to the disclosure thereof by CWRU or NeoIndicate by reference to any publication thereof by Sublicensee or by reference to any internal writing or other business record maintained by Sublicensee in the ordinary course of business, such information shall not be deemed to be Confidential Information for purposes of this Agreement following notification to CWRU or NeoIndicate of such fact.

15.2 Sublicensee shall maintain in confidence and shall not disclose to any person not a party hereto, nor shall Sublicensee use or exploit in any way without CWRU’s or NeoIndicate’s written agreement, any Confidential Information until three (3) years after the later of the date of the termination of this Agreement or the end of the term of the last to expire Patent, unless such information ceases to be Confidential Information prior to the end of such period through no fault of Sublicensee or Sublicensee and CWRU and/or NeoIndicate enter into an agreement authorizing same.

15.3 Sublicensee shall maintain with respect to such Confidential Information a standard of care which is no less than that standard which Sublicensee maintains to prevent the disclosure of its own most valuable confidential information but in no event shall Sublicensee exercise less than reasonable care to prevent the disclosure of Confidential Information by its employees or representatives.

15.4 Upon termination of this Agreement for any reason, Sublicensee agrees to return at once to CWRU or NeoIndicate, without copying, all originals and copies of all materials (other than this Agreement) containing any Confidential Information.

15.5 For purposes of this Section the term “CWRU” shall include inventors of the Licensed Technology and those working with or under them except that such persons do not have authority to execute an authorizing agreement under Section 15.2.

15.6 Notwithstanding anything to the contrary in this agreement, Licensee shall be entitled to publicly disclose information relating to this agreement, including its terms to the extent required by law including the rules of the Australian Stock Exchange. In advance of making any such disclosure, sublicensee shall consult with CWRU and NeoIndicate and take any comments into account to the extent permissible by law.

16.	INDEMNIFICATION

Sublicensee hereby agrees to defend, indemnify and hold harmless NeoIndicate and its officers, employees, and agents, and CWRU, its trustees, officers, employees, attorneys and agents from any and all claims arising from or relating directly or indirectly to this Agreement (and any related damages, liabilities, costs, losses, expenses and/or attorney’s fees), including but not limited to all claims or demands made against them arising out of or relating to Sublicensee’s use of or conduct regarding Licensed Products, Licensed Technology, Deliverables or Derivatives, and (including but not limited to) any claims of product liability, personal injury, death, damage to property or violation of any laws or regulations.

17.	INSURANCE

17.1 From the date immediately prior to initiating a Phase I Clinical Trial, continuing throughout the term of this Agreement and for a period of five (5) years thereafter, Sublicensee shall obtain and maintain, in full force and effect and at Sublicensee’s sole cost and expense, one or more insurance policies providing:

(i) Commercial general liability insurance (including, without limitation any event, coverage and any necessary endorsements for products /completed operations, blanket broad form contractual liability as well as for clinical trials if any such trials are to be performed by or on behalf of Sublicensee) which provides, for each annual policy period, coverage and insurer’s liability of no less than the minimum limits specified in the Section below for injury, death and property damage resulting from each occurrence during the policy period; and

(ii) Worker’s compensation insurance in respect of all of Sublicensee’s employees with limits of liability and coverage not less than statutory limits provided by the State of Ohio or other applicable laws and regulations; and

(iii) Automobile liability insurance to cover owned and non-owned automobiles.

17.2 Subject to the further provisions of this Section, the comprehensive commercial general liability coverage shall have the following minimum limits:

(i) From the date immediately prior to initiating a Phase I Clinical Trial, Sublicensee shall obtain the following coverage: One Million Dollars ($1,000,000) each occurrence; Two Million Dollars ($2,000,000) general aggregate (other than product liability).

(ii) From the date immediately prior to initiating a Phase II Clinical Trial: Two Million Dollars ($2,000,000) each occurrence, Two Million Dollars ($2,000,000) general aggregate (other than product liability); Two Million Dollars ($2,000,000) product liability aggregate.

(iii) From the date immediately prior to initiating a Phase III Clinical Trial: Three Million Dollars ($3,000,000) each occurrence, Three Million Dollars ($3,000,000) general aggregate (other than product liability); Three Million Dollars ($3,000,000) product liability aggregate.

(iv) Thirty (30) days immediately prior to the Product Launch of an FDA NDA-approved Licensed Product: Five Million Dollars ($5,000,000) each occurrence, Five Million ($5,000,000) general aggregate (other than product liability); Five Million Dollars ($5,000,000) product liability aggregate.

17.3 Either CWRU or NeoIndicate may periodically evaluate the adequacy of the minimum coverage of insurance and deductible limits specified in this Section 17. CWRU and NeoIndicate reserve the right to require Sublicensee to adjust the insurance coverage by modifying the types of required coverages, the limits and/or financial rating and/or the method of financial rating of Sublicensee’s insurers as such changes are required of CWRU or NeoIndicate by its insurance carrier. CWRU and NeoIndicate shall provide Sublicensee with reasonable notice, contingent on CWRU or NeoIndicate receiving timely notice from its insurance carrier, of any proposed modification and, if so requested by Sublicensee, discuss any proposed modifications in good faith. Should any of the requirements of this Section 17 not be available in the insurance market at commercially reasonable rates or at all, the parties shall work together in good faith to achieve a commercially reasonable resolution thereof.

17.4 Each policy of insurance which Sublicensee is required to obtain hereunder shall (a) be with reputable and financially secure insurance carriers having at least an A rating (A rating or above by A.M. Best) and an A.M. Best Class Size of at least VIII, (b) list each of CWRU, its trustees, officers, employees, faculty, staff, students, agents and their respective successors, heirs and assigns as additional insured, (c) be endorsed to provide that the insurer waives all subrogation rights which the insurer otherwise has or could have against any additional insured, (d) be primary in respect of all additional insured, and (e) provide that the identified insurer will not cancel or fail to renew the identified insurance without giving CWRU or NeoIndicate at least 30 days’ prior written notice thereof.

17.5 Within thirty (30) days following the Effective Date, and thereafter no later than the day on which any such policy of insurance is renewed or replaced, Sublicensee shall provide NeoIndicate and CWRU with a Certificate of Insurance from each such insurer which evidences compliance by Sublicensee with its obligations hereunder. Upon reasonable request of NeoIndicate or CWRU, Sublicensee shall provide NeoIndicate and CWRU with a copy of the policy, status of claims and claims history respecting any of the insurance required to be maintained by Sublicensee hereunder.

17.6 For the avoidance of doubt, the minimum insurance coverage and limits set forth in this Agreement do not constitute a limitation on Sublicensee’s liability or obligations to indemnify or defend NeoIndicate or CWRU and any other additional insured under this Agreement.

18.	BREACH

No acquiescence in any breach of this Agreement by either party shall operate to excuse any subsequent or prior breach.

19.	PRIOR AGREEMENT

Except for the option agreement and any confidential disclosure agreement executed by the parties, this Agreement supersedes all previous agreements relating to the subject matter hereof, whether oral or in a writing, and constitutes the entire agreement of the parties hereto and shall not be amended or altered in any respect except in a writing executed by the parties.

20.	INTERPRETATION

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Ohio, United States of America, without regard to conflict of law principles.

21.	DISPUTE RESOLUTION

The parties consent to the exclusive jurisdiction of the courts of Cuyahoga County, Ohio to resolve any and all disputes relating to this Agreement. Sublicensee hereby irrevocably and unconditionally:

(i) Waives any objection which it may have at any time to the laying of venue of any lawsuit relating to the Agreement being brought in any court located in Cuyahoga County, Ohio, waives any claim that any such lawsuit has been brought in an inconvenient forum, and waives any right to object, with respect to any lawsuit brought in any such court, that such court does not have jurisdiction over Sublicensee; and

(ii) Consents and agrees to service of any summons, complaint or other legal process in any lawsuit by registered or certified mail, postage prepaid, to Sublicensee at the address for notices described in the Section entitled “Notices” hereof, and consents and agrees that such service shall constitute in every respect valid and effective service (but nothing herein shall affect the validity or effectiveness of process served in any other manner permitted by law).

22.	INFRINGEMENT

22.1 Subject to Section 22.2, CWRU shall have the sole right to initiate, control, defend and/or settle any proceedings involving the validity, enforceability or infringement of any Patent(s) when in its sole judgment such action may be necessary, proper, and justified.

22.2 Upon written notice to NeoIndicate, Sublicensee may ask Licensee to request that CWRU take steps to stop a Third Party who is selling a product that does or will compete with a Product sold or being developed by Licensee or any of its affiliates (but not a sublicensee, or sublicensee affiliate) (“Third Party Infringer”) from infringing an issued patent falling within the definition of Patent(s) by providing CWRU with written evidence demonstrating prima facie infringement of specific claims of such Patent. Licensee shall have the right to initiate legal proceedings against any such Third-Party Infringer in its own name and at Licensee’s sole expense, unless CWRU, not later than ninety (90) days after receipt of such notice, either (i) causes such infringement to cease or (ii) initiates legal proceedings against the Third-Party Infringer. NeoIndicate shall cause CWRU to join in any proceedings commenced by Sublicensee if requested by Sublicensee and if such joinder is required for the purpose of Sublicensee’s standing. Sublicensee may not take steps on its own to stop a Third Party Infringer. Any proposed disposition or settlement of a legal proceeding filed by Licensee to enforce any issued patent falling within the definition of Patent(s) against any Third-Party Infringer shall be subject to CWRU’s prior written approval, which approval shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, Licensee’s rights under this Section 22.2 shall apply only to claims of Patent(s) that are exclusively licensed to Licensee under this Agreement and only in the Field of Use and territory which are exclusively licensed to Licensee under this Agreement.

22.3 Any recovery, whether by way of settlement or judgment, from a third party pursuant to a legal proceeding initiated in accordance with Section 22.2 shall first be used to reimburse the party initiating such legal proceedings for its actual fees, costs and expenses incurred in connection with such proceeding. The balance of such recovery, after deduction of all documented legal fees, shall be deemed to be NRSI in accordance with this Agreement and the Licensee’s obligations under Section 5 shall apply to such NRSI, on which divided seventy-five percent (75%) to the party that initiated the legal proceeding and twenty- five percent (25%) to the other party.

22.4 In the event a party initiates or defends a legal proceeding concerning any Patent pursuant to Section 22, the other party shall cooperate fully with and supply all assistance reasonably requested by the party initiating such proceeding, including without limitation, joining the proceeding as a party if requested (at the initiating party’s sole cost). Subject to Section 22.2, the party that institutes any legal proceeding concerning any Patent pursuant to Section 22 shall have sole control of that proceeding.

22.5 Notwithstanding the pendency of any infringement (or other) claim or action by or against Licensee, Licensee shall have no right to terminate or suspend (or escrow) payment of any amounts required to be paid to CWRU pursuant to this Agreement.

23.	NOTICES

Any notice under any of the provisions of this Agreement shall be deemed given when deposited in the mail, postage prepaid, registered or certified first class mail and addressed to the applicable party at the address stated on the signature page hereof, or such other address as such party shall specify for itself by like notice to other party. Each party shall transmit to the other a facsimile copy of each such notice promptly after such deposit in the mail.

24.	ASSIGNMENT

Sublicensee shall neither assign nor transfer this Agreement or any interest herein without the prior written consent of CWRU and NeoIndicate.

25.	HEADINGS

The section headings contained in this Agreement are set forth for the convenience of the parties only, do not form a part of this Agreement and are not to be considered a part hereof for the purpose of construction or interpretation hereof, or otherwise.

26.	EXPORT CONTROLS

It is understood that CWRU is subject to United States laws and regulations controlling the export of technical data, computer software, laboratory prototypes and other commodities (including the Arms Export Control Act, as amended and the Export Administration Act of 1979), and that its obligations hereunder are contingent on compliance with applicable United States export laws and regulations. The transfer of certain technical data and commodities may require a license from the cognizant agency of the United States Government and/or written assurances by Sublicensee that Sublicensee shall not export data or commodities to certain foreign countries without prior approval of such agency. CWRU and NeoIndicate neither represents that a license shall not be required nor that, if required, it shall be issued.

27.	NO THIRD PARTY BENEFICIARY

Notwithstanding any other provision of this Agreement, no entity shall be considered a third party beneficiary of this Agreement.

28.	BINDING AGREEMENT

Sublicensee shall not attempt to invalidate or contest the validity of this Agreement.

(The Balance Of This Page Intentionally Left Blank – Signature Page To Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed in duplicate counterparts, each of which shall be deemed to constitute an original, effective as of the date first above written.

The undersigned verify subject to the penalties of Section 2921.13 of the Ohio Revised Code relating to unsworn falsification to authorities that they have the authority to bind to this Agreement the party on behalf of which they are executing below.

SUBLICENSEE		NEOINDICATE

By:	/s/ Riccardo Canevari	By:	/s/ Ted Gastineau

Name:	Riccardo Canevari	Name:	Ted Gastineau

Title:	CEO & Managing Director	Title:	Chief Executive Officer

Date:	6/8/2022	Date:	6/6/2022

Address for Notices:		Address for Notices:

Attention:

Fax:

Attachment A

Description of Licensed Technology

CWRU invention disclosure #2008-1534, entitled, “Molecular Imaging of invading glioma cells using a peptide-based probe for the cell surface receptor PTPmu,” US 9,415,122 B2; 16/365,166; and any patents, patent applications and all related foreign applications, continuations, continuations-in-part and divisional applications filings derived from this disclosure.

CWRU invention disclosure #2008-1585, entitled, “Targeting the PTPmu receptor protein tyrosine phosphatase as a molecular therapeutic for glioblastoma and prostate cancer,” US 8,686,112 B2; US 10,238,757; and any patents, patent applications and all related foreign applications, continuations, continuations-in-part and divisional applications filings derived from this disclosure.

CWRU invention disclosure #2017-3258, entitled, “Novel Agents for Molecular Imaging of PTPµ” US Application 16/608,021 and EPO 18791941.0 and any patents, patent applications and all related foreign applications, continuations, continuations-in-part and divisional applications filings derived from this disclosure.

CWRU invention disclosure #2021-3850, entitled, “New molecular imaging agents for the PTPmu Biomarker,” 63/062,053; PCT/US21/53867 and any patents, patent applications and all related foreign applications, continuations, continuations-in-part and divisional applications filings derived from this disclosure.

Attachment B

OPTION NOTICE AND

ELECTION OF ADDITIONAL FIELDS OF USE AMENDMENT

This Option Notice and Election of Additional Fields of Use Amendment (this “Election Amendment”) is made this day of 20 (“Election Amendment Effective Date”), by and between Case Western Reserve University, an Ohio non-profit corporation, having a principal place of business at 10900 Euclid Avenue, Cleveland, Ohio 44106-7219 (“CWRU”) and NeoIndicate, LLC, an Ohio limited liability company, having a principal place of business at 52275 Griggs Rd., Wellington, OH 44090 (“COMPANY”).

WITNESSETH

WHEREAS, CWRU and COMPANY entered into that certain License Agreement dated to be effective as of the 6th day of June, 2022 (the “License Agreement”);

WHEREAS, pursuant to the terms of the License Agreement, COMPANY may opt to elect additional Fields of Use subsequent to the initial Field of Use by providing timely written amendment and payment of an Option Exercise Fee;

NOW THEREFORE, in consideration of the foregoing and the mutual covenants contained herein and intending to be legally bound hereby, the parties agree as follows:

1. COMPANY hereby tenders notice of its desire to add the additional Optional Field of Use of shall mean use of PTPmu peptide radionuclides for imaging and treatment of (insert Field) by providing written notice and by payment of the requisite Option Exercise Fee.

2. The requisite Option Exercise Fee has been paid or is being paid contemporaneously with the delivery of this Election Amendment.

3. COMPANY hereby agrees to the following Diligence Milestones in the additional Field of Use. Such Milestones timeline to start from the date of the Election Amendment Effective Date.

3.1 Diagnostic Licensed Product Milestones

a.	Within thirty (30) months of the Election Amendment Effective Date, Licensee shall submit an IND application to the FDA for a Diagnostic Licensed Product. Licensee shall provide NeoIndicate and CWRU with a copy of any IND applications with thirty (30) days of submission to the FDA.

b.	Within thirty-six (36) months of the Election Amendment Effective Date, Licensee shall initiate a Phase I Clinical Trial (or Foreign Equivalent) of a Diagnostic Licensed Product.

c.	Within sixty (60) months of the Election Amendment Effective Date, Licensee shall initiate Phase II Clinical Trials (or Foreign Equivalent) of a Diagnostic Licensed Product if necessary.

d.	Within ninety-six (96) months of the Election Amendment Effective Date, Licensee shall initiate a Phase III Clinical Trial (or Foreign Equivalent) of a Diagnostic Licensed Product if necessary.

e.	Within eleven (11) years of the Election Amendment Effective Date, Licensee shall submit an NDA or other marketing application (or Foreign Equivalent) of a Diagnostic Licensed Product. Licensee shall provide NeoIndicate and CWRU with a copy of the submission within (30) days of submission to the FDA.

f.	On or before the sixth (6) month after receipt of NDA or other marketing application approval (or Foreign Equivalent), but no later than the twelfth (12th) year anniversary of the Election Amendment Effective Date, launch a Diagnostic Licensed Product.

g.	Within thirty (30) days of completion of a Milestone, Licensee shall deliver written notice to NeoIndicate and CWRU indicating that such Milestone has been met.

3.2 Therapeutic Licensed Product Milestones

a.	Within thirty (30) months of the Election Amendment Effective Date, Licensee shall submit an IND application to the FDA for a Therapeutic Licensed Product. Licensee shall provide NeoIndicate and CWRU with a copy of any IND applications with thirty (30) days of submission to the FDA.

b.	Within thirty-six (36) months of the Election Amendment Effective Date, Licensee shall initiate a Phase I Clinical Trial (or Foreign Equivalent) of Therapeutic Licensed Product.

c.	Within sixty (60) months of the Election Amendment Effective Date, Licensee shall initiate Phase II Clinical Trials (or Foreign Equivalent) of a Therapeutic Licensed Product.

d.	Within ninety-six (96) months of the Election Amendment Effective Date, Licensee shall initiate a Phase III Clinical Trial (or Foreign Equivalent) of a Therapeutic Licensed Product.

e.	Within eleven (11) years of the Election Amendment Effective Date, Licensee shall submit an NDA or other marketing application (or Foreign Equivalent) of a Therapeutic Licensed Product. Licensee shall provide NeoIndicate and CWRU with a copy of the submission within thirty (30) days of submission to the FDA.

f.	On or before the sixth (6) month after receipt of NDA or other marketing application approval (or Foreign Equivalent), but no later than the twelfth (12th) year anniversary of the Election Amendment Effective Date, launch a Therapeutic Licensed Product.

g.	Within thirty (30) days of completion of a Milestone, Licensee shall deliver written notice to NeoIndicate and CWRU indicating that such Milestone has been met.

3.3 Licensee shall have quarterly meetings with NeoIndicate to provide updates on progress toward Diligence milestones, fundraising, and commercialization planning for Licensed Products.

3.4 Licensee shall provide an annual written report providing updates on Licensee’s progress toward completion of the Milestone(s) and other business development and commercialization progress of the Company toward a Licensed Product’s commercialization.

4. This document constitutes a properly completed Election of Additional Field of Use Amendment, which transitions an Optional Field of Use to a Field of Use.

5. Except as modified herein, all of the terms and conditions of the License Agreement, as amended, shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed in duplicate counterparts, each of which shall be deemed to constitute an original, effective as of the date first above written.

COMPANY

By:	By:

Name:	Name:

Title:	Title:

Date:	Date:

By:

Name:

Title:

Date:

Address for Notices:		Address for Notices:

Attention:	Executive Director Technology
Management

Fax: